UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CommVault Systems, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

204166102

(CUSIP Number)

Ivy Dodes

Credit Suisse

Eleven Madison Avenue, New York, NY 10010

(212) 325-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 19, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 204166102	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Credit Suisse
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES	7	SOLE VOTING POWER See Item 5.
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER See Item 5.
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER See Item 5.
WITH	10	SHARED DISPOSITIVE POWER See Item 5.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5.
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5.
14	TYPE OF REPORTING PERSON BK

Item 1.	Security and Issuer.

The response set forth in Item 1 of the Schedule 13D (as defined below) is hereby amended by deleting the previous response in its entirety and replacing it with the following:

This Amendment No. 1 to Schedule 13D amends and supplements the statement on Schedule 13D orginally filed on November 13, 2006 (the "Schedule 13D" and, as amended by this Amendment No. 1, the "Statement"), with respect to the Common Stock, $.01 par value (the “Shares”), of CommVault Systems, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 2 Crescent Place, Oceanport, NJ 07757. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2.	Identity and Background.

The response set forth in Item 2 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Statement is being filed by Credit Suisse (the "Bank"), a Swiss bank, on behalf of its subsidiaries to the extent that they constitute the Investment Banking division (the "Investment Banking division"), the Alternative Investments business (the "AI Business") within the Asset Management division (the "Asset Management division") and the U.S. private client services business (the "U.S. PCS Business") within the Private Banking division (the "Private Banking division") (the "Reporting Person"). The address of the principal business and office of the Bank is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the principal business and office of the Reporting Person in the United States is Eleven Madison Avenue, New York, NY 10010.

The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse Holdings (USA), Inc. ("CS Hldgs USA Inc"), a Delaware corporation. The address of the principal business and office of CS Hldgs USA Inc is Eleven Madison Avenue, New York, NY 10010, USA. The ultimate parent company of the Bank and CS Hldgs USA Inc, and the direct owner of the remainder of the voting stock of CS Hldgs USA Inc, is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland.

CS Hldgs USA Inc owns all of the voting stock of Credit Suisse (USA), Inc. (“CS USA Inc”), a Delaware corporation and holding company. CS USA Inc is the successor company of Credit Suisse First Boston (USA), Inc. (“CSFB-USA”), and all references hereinafter to CSFB-USA shall be deemed to refer to CS USA Inc. CS USA Inc is the sole member of Credit Suisse Securities (USA) LLC (“CS Sec USA LLC”), a Delaware limited liability company and a registered broker-dealer that effects trades in many companies, including the Company. CS Sec USA LLC is the successor company of Credit Suisse First Boston LLC (“CSFB LLC”), which is the successor company of Credit Suisse First Boston Corporation (“CSFBC”), and all references hereinafter to CSFB LLC and CSFBC shall be deemed to refer to CS Sec USA LLC. The address of the principal business and office of each of CS USA Inc and CS Sec USA LLC is Eleven Madison Avenue, New York, New York 10010.

Sprout Capital IX, L.P. (“Sprout IX”), Sprout Capital VII, L.P. (“Sprout VII”), Sprout CEO Fund, L.P. (“Sprout CEO”), Sprout Entrepreneurs Fund, L.P. (“Sprout Entrepreneurs”), Sprout Growth II, L.P. (“Sprout Growth”) and Sprout IX Plan Investors, L.P. (“SIPI”) are Delaware limited partnerships which make investments for long-term appreciation. DLJ Capital Corporation (“DLJCC”), a Delaware corporation and a wholly-owned subsidiary of CS USA Inc, acts as a venture capital partnership management company. DLJCC is also the general partner of Sprout CEO and Sprout Entrepreneurs. DLJCC is also the managing general partner of Sprout IX, Sprout VII and Sprout Growth and, as such, is responsible for their day-to-day management. DLJCC makes all of the investment decisions on behalf of Sprout IX, Sprout VII, Sprout CEO, Sprout Entrepreneurs and Sprout Growth. DLJ Associates IX, L.P. (“Associates IX”), a Delaware limited partnership, is a general partner of Sprout IX and in accordance with the terms of the relevant partnership agreement, does not participate in investment decisions made on behalf of Sprout IX. DLJ Capital Associates IX, Inc. (“DLJCA IX”), a Delaware corporation and wholly-owned subsidiary of DLJCC, is the managing general partner of Associates IX. DLJ Associates VII, L.P. (“Associates VII”), a Delaware limited partnership, is a general partner of Sprout VII and in accordance with the terms of the relevant partnership agreement, does not participate in investment decisions made on behalf of Sprout VII. DLJ Capital Associates VII, Inc. (“DLJCA VII”), a Delaware corporation and wholly-owned subsidiary of DLJCC, is the managing general partner of Associates VII. DLJ Growth Associates II, L.P. (“Associates II”), a Delaware limited partnership, is a general partner of Sprout Growth and in accordance with the terms of the relevant partnership agreement, does not participate in investment decisions made on behalf of Sprout Growth. DLJ Growth Associates II, Inc. (“DLJGA II”), a Delaware corporation and wholly-owned subsidiary of DLJCC, is the managing general partner of Associates II. DLJ LBO Plans Management Corporation II (“DLJLBO II”), a Delaware corporation, is the general partner of SIPI and, as such, is responsible for its day-to-day management. DLJLBO II makes all of the investment decisions on behalf of SIPI. DLJLBO II is an indirect wholly-owned subsidiary of CS USA Inc.

Each of DLJ Merchant Banking Partners, L.P. (“DLJMB Partners”), a Delaware limited partnership, DLJ Offshore Partners, C.V. (“DLJ Offshore”), a Netherlands Antilles limited partnership, DLJ International Partners, C.V. (“DLJ International”), a Netherlands Antilles limited partnership, DLJ First ESC, L.P. (“First ESC”), a Delaware limited partnership, DLJ ESC II, L.P. (“ESC II”), a Delaware limited partnership, and DLJ Merchant Banking Funding, Inc. (“DLJMB Funding”), a Delaware corporation, makes investments for long-term appreciation. DLJ Merchant Banking, Inc. (“MB Inc”), a Delaware corporation, is (i) managing general partner of DLJMB Partners and (ii) advisory general partner of DLJ Offshore and DLJ International. MB Inc is an indirect wholly-owned subsidiary of CS USA Inc. DLJ LBO Plans Management Corporation (“DLJLBO”), a Delaware corporation, is the general partner of First ESC and ESC II and, as such, is responsible for their day-to-day management. DLJLBO makes all of the investment decisions on behalf of ESC II and First ESC. DLJLBO is an indirect wholly-owned subsidiary of CS USA Inc. DLJ Offshore Management N.V. (“DLJ Offshore Management”), a Netherlands Antilles Corporation, is resident general partner of DLJ Offshore and DLJ International. DLJ Offshore Management is an indirect wholly-owned subsidiary of CS USA Inc.

The address of the principal business and office of each of DLJCC, DLJCA IX, Associates IX, DLJCA VII, Associates VII, DLJGA II, Associates II, Sprout IX, Sprout VII, Sprout CEO, Sprout Entrepreneurs, Sprout Growth, SIPI, DLJMB Partners, DLJ Offshore, DLJ International, First ESC, ESC II, DLJLBO II, MB Inc, DLJLBO, DLJ Offshore Management and DLJMB Funding is Eleven Madison Avenue, New York, New York 10010. Each of ESC II, First ESC, DLJ International, DLJMB Funding, DLJMB Partners, DLJ Offshore, Sprout CEO, DLJCC, Sprout Growth, Sprout VII, Sprout IX, Sprout Entrepreneurs and SIPI is individually referred to as a “Purchasing Entity,” and such entities are collectively referred to as the “Purchasing Entities.” The Purchasing Entities, Associates IX, DLJCA IX, Associates VII, DLJCA VII, Associates II, DLJGA II, DLJLBO II, MB Inc, DLJLBO and DLJ Offshore Management are collectively referred to as the “CS Entities.”

CSG is a global financial services company, active in all major financial centers and providing a comprehensive range of banking products. The Bank is comprised of the Investment Banking division, the Asset Management division and the Private Banking division. The Investment Banking division provides financial advisory and capital raising services and sales and trading to institutional, corporate and government clients worldwide. The Asset Management division provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide and offers products across a broad range of investment classes, including alternative investments. The Private Banking division offers global private banking and corporate and retail banking services in Switzerland. The business address of CSG is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including those subsidiaries that constitute the Asset Management division (other than the AI Business) (the "Traditional AM Business") and the Private Banking division (other than the U.S. PCS Business) (the "Non-U.S. PB Business")) may beneficially own Shares to which this Statement relates and such Shares are not reported in this Statement. CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. Each of the Traditional AM Business and the Non-U.S. PB Business disclaims beneficial ownership of Shares beneficially owned by the Reporting Person. The Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG, the Traditional AM Business and the Non-U.S. PB Business.

The Reporting Person, CS Hldgs USA Inc, CS USA Inc and CS Sec USA LLC may be deemed for purposes of this Statement to beneficially own Shares held in client accounts with respect to which CS Sec USA LLC or its employees have voting or investment discretion, or both (“Managed Accounts”). The Reporting Person, CS Hldgs USA Inc, CS USA Inc and CS Sec USA LLC disclaim beneficial ownership of Shares held in Managed Accounts.

The name, business address, citizenship, present principal occupation or employment, and the name and business address of any corporation or organization in which each such employment is conducted, of each executive officer or director of the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC, DLJCC, DLJCA IX, DLJCA VII, DLJGA II, DLJLBO II, DLJMB Funding, MB Inc, DLJLBO and DLJ Offshore Management are set forth on Schedules A-1 through A-13 attached hereto, each of which is incorporated by reference herein.

Except as otherwise provided herein, during the past five years none of the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC, the CS Entities nor, to the best knowledge of the Reporting Person, any of the other persons listed on Schedules A-1 through A-13 attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

On August 13, 2002, Mr. John A. Ehinger, an executive officer of CSFB-USA and board member of CSFB LLC, without admitting or denying any alleged violation, entered into a settlement with the National Association of Securities Dealers, Inc. (the “NASD”) resolving outstanding investigations of Mr. Ehinger into his alleged failure to supervise with a view toward preventing CSFBC’s violations of NASD Rules 2110, 2330, 2710 and 3110, and Section 17(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Securities and Exchange Commission (“SEC”) Rule 17a-3 thereunder. The NASD Rules (a) require broker-dealers to adhere to just and equitable principles of trade, (b) prohibit broker-dealers from sharing in the profits of client accounts except as specifically provided, (c) require members to file, if not filed by the issuer or the managing underwriter, certain information that may have a bearing on the review of underwriting arrangements by the NASD, (d) require members to establish, maintain and enforce a reasonable supervisory system and (e) require broker-dealers to maintain certain books and records. Section 17(a) of the Exchange Act and SEC Rule 17a-3 thereunder similarly impose certain recordkeeping requirements on CSFBC as a broker-dealer. Under the terms of the settlement, Mr. Ehinger agreed to (i) the payment of a fine of $200,000, (ii) a suspension from associating with a member firm in any and all capacities for 30 calendar days and (iii) a suspension from acting in any supervisory capacity for 30 additional calendar days, such supervisory suspension beginning after the suspension in all capacities had been served.

On October 31, 2003, the U.S. District Court for the Southern District of New York (the “SDNY”) approved the global settlement among a number of Wall Street firms, including CSFB LLC, and a coalition of state and federal regulators and self-regulatory organizations (the “Global Settlement”). CSFB LLC, without admitting or denying any alleged violation, consented to the Global Settlement and thereby resolved a SEC complaint filed on April 28, 2003, in the SDNY. In this complaint, the SEC alleged that, from July 1998 to December 2001, CSFB LLC engaged in acts and practices that created or maintained inappropriate influence over research analysts, thereby imposing conflicts of interest on research analysts that CSFB LLC failed to manage in an adequate or appropriate manner. The SEC’s complaint also alleged that CSFB LLC engaged in inappropriate “spinning” of “hot” initial public offering allocations in violation of New York Stock Exchange (“NYSE”) and NASD rules requiring adherence to high business standards and just and equitable principles of trade, and that CSFB LLC’s books and records relating to certain transactions violated the broker-dealer recordkeeping provisions of Section 17(a) of the Exchange Act, NYSE Rules 401, 440 and 476(a)(6) and NASD Rules 2110 and 3110.

Under the terms of the Global Settlement:

•

CSFB LLC agreed to pay the following amounts: $75 million as a penalty, $75 million as disgorgement of commissions and other monies for restitution for investors, and $50 million to be used to fund independent research. This $50 million to fund independent research is payable over a five year period.

•	CSFB LLC is required, among other things, to: (i) separate its research and investment banking departments and make independent research available to investors, (ii) prohibit its analysts from receiving compensation for investment banking activities and prohibit analysts’ involvement in investment banking “pitches” and “roadshows,” (iii) contract, for a five-year period, with no fewer than three independent research firms that will make available independent research to CSFB LLC’s customers and (iv) make its analysts’ historical price targets (among other things) publicly available.

•	CSFB LLC is permanently restrained and enjoined from violating Sections 15(e) and 17(a) of the Exchange Act, Exchange Act Rules 15c1-2 and 17a-3, NASD Rules 2110, 2210, 3010, and 3110, and NYSE Rules 342, 401, 440, 472, and 476.

Other Wall Street firms were subject to similar requirements.

Item 3.	Source and Amounts of Funds.

The response set forth in Item 3 of the Schedule 13D is hereby amended by adding to the end of Item 3 the following:

The following Purchasing Entities sold 8,742,329 Shares in the Company's secondary offering. The closing date for this transaction was June 19, 2007.  ESC II sold 11,326 Shares, First ESC sold 1,060,494 Shares, DLJ International sold 1,967,585 Shares, DLJMB Funding sold 1,579,414 Shares, DLJMB Partners sold 4,018,439 Shares and DLJ Offshore sold 105,071 Shares. The Shares were sold for $16.07 per Share (net of commission). All of the Shares sold in this transaction were Shares that had been deposited into the voting trust (as described in Item 6).

On June 20, 2007, (i) Sprout Growth distributed 669,890 Shares to its limited partners, including 49,662 Shares to CS USA Inc and (ii) Sprout VII distributed 819,377 Shares to its limited partners, including 49,659 Shares to CS USA Inc. The distributions were made at a price of $17.44 per Share.

On July 9, 2007, Sprout CEO sold 9,504 Shares and DLJCC sold 1,229 Shares at a price of $18.06 per Share (exclusive of commission). All sales were effected in ordinary trading on the NASDAQ stock market.

Item 5.	Interest in Securities of the Issuer.

The response set forth in Item 5 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

(a)          As of July 20, 2007, the Reporting Person may be deemed to beneficially own an aggregate of 4,821,363 Shares, consisting of 104,486 Shares held directly by certain subsidiaries of the Reporting Person (as described below) (the “Direct Shares”) and 4,716,877 Shares deposited into a voting trust (as described in Item 6) (the “Trust Shares”). The Direct Shares include 99,321 held directly by CS USA Inc. and 5,165 held directly by CS Sec USA LLC. The Trust Shares include 17,047 Shares deposited by Sprout CEO, 383,255 Shares deposited by DLJCC, 1,201,584 Shares deposited by Sprout Growth, 1,469,722 Shares deposited by Sprout VII, 1,566,741 Shares deposited by Sprout IX, 6,175 Shares deposited by Sprout Entrepreneurs and 72,353 Shares deposited by SIPI.

Accordingly, the Reporting Person may be deemed to beneficially own 11.4% of the outstanding Shares.

To the best knowledge of the Reporting Person, and except as described herein, neither the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC, the CS Entities nor, to the best knowledge of the Reporting Person, any other persons listed on Schedules A-1 through A-13 attached hereto, beneficially owns any additional Shares.

(b)           With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Shares referenced in paragraph 5(a), there is shared power to vote, or to direct the vote of, and to dispose of, or to direct the disposition of, such Shares among the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC and the CS Entities (subject to the applicable terms of the Voting Trust Agreement described in Item 6).

(c)           Except as described in Item 3 and in Schedule B, which is incorporated by reference herein, no transactions in the Shares were effected by the Reporting Person and its subsidiaries during the 60 day period prior to July 20, 2007.

(d)           No other person is known by the Reporting Person to have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of the Shares beneficially owned by, the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC and the CS Entities.

(e)           Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 24, 2007

CREDIT SUISSE

By:	/s/ Ivy Dodes

Name: Ivy Dodes

Title:   Managing Director

SCHEDULE A-1

EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSON

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of the Reporting Person. The business address of the Reporting Person is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Chief Executive Officer and Member of Executive Board of Credit Suisse Group and Credit Suisse	United States
Tony Ehinger	Eleven Madison Avenue New York, NY 10010 USA	Head of the Global Equities Department within Investment Banking Division	United States
Brian D. Finn	Eleven Madison Avenue New York, NY 10010 USA	President of Investment Banking and Head of Alternative Investments	United States
Marc D. Granetz	Eleven Madison Avenue New York, NY 10010 USA	Global Co-Head of Investment Banking Department and Global Head of the Mergers and Acquisitions Group	United States
John S. Harrison	Eleven Madison Avenue New York, NY 10010 USA	Head of Executive Office Administration	United States
James P. Healy	Eleven Madison Avenue New York, NY 10010 USA	Head of Fixed Income	United States
Eric M. Varvel	Eleven Madison Avenue New York, NY 10010 USA	Global Co-Head of Investment Banking Department	United States
Robert L. Basso	Eleven Madison Avenue New York, NY 10010 USA	Head of Human Resources for the Americas and Investment Banking Division	United States
Philip Cushmaro	Eleven Madison Avenue New York, NY 10010 USA	Chief Information Officer for the Americas and Investment Banking Division	United States

Mark Rufeh	Eleven Madison Avenue New York, NY 10010 USA	Head of Strategy Implementation and Expense Management for the Investment Banking Division	United States
Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Chief Operation Officer, Americas Region	United States
Carlos Onis	Eleven Madison Avenue New York, NY 10010 USA	Global Head of Fixed Income Infrastructure	United States
Ken Weiner	Eleven Madison Avenue New York, NY 10010 USA	Head of Investment Banking Operational Risk Management	United States

SCHEDULE A-2

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE HOLDINGS (USA), INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Holdings (USA), Inc. The business address of Credit Suisse Holdings (USA), Inc. is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Board Member, President and Chief Executive Officer	United States
D. Neil Radey	One Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States
Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer and Controller	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Robert C. O’Brien	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Chief Credit Officer	United States

SCHEDULE A-3

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE (USA), INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse (USA), Inc. The business address of Credit Suisse (USA), Inc. is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Board Member, President and Chief Executive Officer	United States
D. Neil Radey	One Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States
Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial and Accounting Officer	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Treasurer	United States
Carlos Onis	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
Kenneth Weiner	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States

SCHEDULE A-4

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE SECURITIES (USA) LLC

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Securities (USA) LLC. The business address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Paul Calello	Two Exchange Square 8 Connaught Place Central Hong Kong Hong Kong	Board Member, President and Chief Executive Officer	United States
John A. Ehinger	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
James P. Healy	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
D. Neil Radey	One Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States
Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States
Gary Gluck	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Anthony DeChellis	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States

SCHEDULE A-5

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ CAPITAL CORPORATION

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of DLJ Capital Corporation. The business address of DLJ Capital Corporation is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Robert Finzi	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Co-Chairman	United States
Janet A. Hickey	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Co-Chairman	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Treasurer	United States
George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	President	United States

SCHEDULE A-6

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ CAPITAL ASSOCIATES IX, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of DLJ Capital Associates IX, Inc. The business address of DLJ Capital Associates IX, Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Board Member and President	United States
Robert Finzi	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Vice President	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Janet A. Hickey	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Vice President	United States

SCHEDULE A-7

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ CAPITAL ASSOCIATES VII, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of DLJ Capital Associates VII, Inc. The business address of DLJ Capital Associates VII, Inc. is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Board Member and President	United States
Robert Finzi	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Vice President	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Janet A. Hickey	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States

SCHEDULE A-8

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ GROWTH ASSOCIATES II, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of DLJ Growth Associates II, Inc. The business address of DLJ Growth Associates II, Inc. is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Board Member and President	United States
Robert Finzi	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Vice President	United States
Janet A. Hickey	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Vice President	United States
Thomas Prevost	Eleven Madison Avenue New York, NY 10010 USA	Director of Taxes and Vice President	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States

SCHEDULE A-9

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ LBO PLANS MANAGEMENT CORPORATION II

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of DLJ LBO Plans Management Corporation II. The business address of DLJ LBO Plans Management Corporation II is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Board Member and President	United States
Edward A. Poletti	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Senior Vice President	United States
Nicole S. Arnaboldi	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Ivy B. Dodes	Eleven Madison Avenue New York, NY 10010 USA	Board Member, Vice President and Assistant Secretary	United States

SCHEDULE A-10

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ MERCHANT BANKING FUNDING, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of DLJ Merchant Banking Funding, Inc. The business address of DLJ Merchant Banking Funding, Inc. is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Board Member and President	United States
Edward A. Poletti	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Vice President	United States
Nicole S. Arnaboldi	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Vice President	United States
Steven C. Rattner	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
Thomas Prevost	Eleven Madison Avenue New York, NY 10010 USA	Director of Taxes and Vice President	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States

SCHEDULE A-11

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ MERCHANT BANKING, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of DLJ Merchant Banking, Inc. The business address of DLJ Merchant Banking, Inc. is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
Steven Rattner	Eleven Madison Avenue New York, NY 10010 USA	Chairman and Board Member	United States
Nicole S. Arnaboldi	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
John M. Moriarty, Jr.	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Colin A. Taylor	One Cabot Square London E14 4QJ, Great Britain	Managing Director	United Kingdom
Susan C. Schnabel	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Charles P. Pieper	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Thomas Prevost	Eleven Madison Avenue New York, NY 10010 USA	Director of Taxes and Vice President	United States
Michael J. Bessel	Eleven Madison Avenue New York, NY 10010 USA	Chief Compliance Officer	United States

Ivy B. Dodes	Eleven Madison Avenue New York, NY 10010 USA	Senior Vice President	United States
Edward A. Poletti	Eleven Madison Avenue New York, NY 10010 USA	Senior Vice President	United States
Matthew C. Kelly	Eleven Madison Avenue New York, NY 10010 USA	Senior Vice President	United States
John S. Ficarra	Eleven Madison Avenue New York, NY 10010 USA	Senior Vice President	United States

SCHEDULE A-12

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ LBO PLANS MANAGEMENT CORPORATION

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of DLJ LBO Plans Management Corporation. The business address of DLJ LBO Plans Management Corporation is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Board Member and President	United States
Ivy B. Dodes	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Vice President	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Thomas Prevost	Eleven Madison Avenue New York, NY 10010 USA	Director of Taxes and Vice President	United States
Michael J. Bessel	Eleven Madison Avenue New York, NY 10010 USA	Chief Compliance Officer	United States
Kenneth J. Lohsen	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Vice President	United States

SCHEDULE A-13

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ OFFSHORE MANAGEMENT N.V.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of DLJ Offshore Management N.V. The business address of DLJ Offshore Management N.V. is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
MeesPierson Trust (Curacao) N.V.	Berg Arrarat 1 Curaçao Netherland Antilles	Managing Director	Netherlands Antilles

SCHEDULE B

The following table lists all trades effected by the indicated entity in the Shares during the 60 day period prior to July 20, 2007. All trades were effected in ordinary trading on the indicated exchange.

Date	Entity	Buy/ Sell	Quantity	PRICE	CCY	Exchange
5/22/2007	CS SEC (USA) LLC	S	383	16.86	USD	NASDAQ
5/22/2007	CS SEC (USA) LLC	S	65	16.91	USD	NASDAQ
5/22/2007	CS SEC (USA) LLC	B	4	16.72	USD	NASDAQ
5/22/2007	CS SEC (USA) LLC	S	464	16.88	USD	NASDAQ
5/22/2007	CS SEC (USA) LLC	B	768	16.83	USD	NASDAQ
5/22/2007	CS SEC (USA) LLC	B	6	17.08	USD	NASDAQ
5/22/2007	CS SEC (USA) LLC	B	226	16.75	USD	NASDAQ
5/22/2007	CS SEC (USA) LLC	S	90	16.74	USD	NASDAQ
5/22/2007	CS SEC (USA) LLC	B	900	16.74	USD	NASDAQ
5/22/2007	CS SEC (USA) LLC	S	100	16.74	USD	NASDAQ
5/22/2007	CS SEC (USA) LLC	B	6	16.75	USD	NASDAQ
5/23/2007	CS SEC (USA) LLC	S	72	16.63	USD	NASDAQ
5/23/2007	CS SEC (USA) LLC	B	25	16.81	USD	NASDAQ
5/23/2007	CS SEC (USA) LLC	B	15	16.55	USD	NASDAQ
5/23/2007	CS SEC (USA) LLC	S	2	16.70	USD	NASDAQ
5/23/2007	CS SEC (USA) LLC	S	26	16.51	USD	NASDAQ
5/23/2007	CS SEC (USA) LLC	B	1,200	16.63	USD	NASDAQ
5/23/2007	CS SEC (USA) LLC	B	82	16.56	USD	NASDAQ
5/23/2007	CS SEC (USA) LLC	S	475	16.40	USD	NASDAQ

5/23/2007	CS SEC (USA) LLC	B	350	16.43	USD	NASDAQ
5/23/2007	CS SEC (USA) LLC	B	287	16.37	USD	NASDAQ
5/23/2007	CS SEC (USA) LLC	S	854	16.49	USD	NASDAQ
5/24/2007	CS SEC (USA) LLC	S	291	16.37	USD	NASDAQ
5/24/2007	CS SEC (USA) LLC	B	12	16.45	USD	NASDAQ
5/24/2007	CS SEC (USA) LLC	S	3	16.31	USD	NASDAQ
5/24/2007	CS SEC (USA) LLC	B	1,676	16.42	USD	NASDAQ
5/24/2007	CS SEC (USA) LLC	S	158	16.39	USD	NASDAQ
5/24/2007	CS SEC (USA) LLC	B	100	16.40	USD	NASDAQ
5/24/2007	CS SEC (USA) LLC	B	200	16.46	USD	NASDAQ
5/24/2007	CS SEC (USA) LLC	B	200	16.31	USD	NASDAQ
5/24/2007	CS SEC (USA) LLC	B	498	16.40	USD	NASDAQ
5/24/2007	CS SEC (USA) LLC	S	1,346	16.38	USD	NASDAQ
5/25/2007	CS SEC (USA) LLC	B	42	16.45	USD	NASDAQ
5/25/2007	CS SEC (USA) LLC	S	329	16.32	USD	NASDAQ
5/25/2007	CS SEC (USA) LLC	S	82	16.32	USD	NASDAQ
5/25/2007	CS SEC (USA) LLC	B	2,666	16.55	USD	NASDAQ
5/25/2007	CS SEC (USA) LLC	B	456	16.30	USD	NASDAQ
5/25/2007	CS SEC (USA) LLC	B	100	16.49	USD	NASDAQ
5/25/2007	CS SEC (USA) LLC	B	1,092	16.50	USD	NASDAQ
5/25/2007	CS SEC (USA) LLC	S	515	16.41	USD	NASDAQ
5/25/2007	CS SEC (USA) LLC	S	56	16.67	USD	NASDAQ
5/29/2007	CS SEC (USA) LLC	S	41	16.69	USD	NASDAQ
5/29/2007	CS SEC (USA) LLC	B	12	16.60	USD	NASDAQ
5/29/2007	CS SEC (USA) LLC	B	1,755	16.72	USD	NASDAQ
5/29/2007	CS SEC (USA) LLC	S	40	16.72	USD	NASDAQ
5/29/2007	CS SEC (USA) LLC	S	760	16.79	USD	NASDAQ
5/29/2007	CS SEC (USA) LLC	B	207	16.79	USD	NASDAQ
5/29/2007	CS SEC (USA) LLC	B	400	16.80	USD	NASDAQ
5/29/2007	CS SEC (USA) LLC	S	2	16.79	USD	NASDAQ
5/29/2007	CS SEC (USA) LLC	S	332	16.70	USD	NASDAQ
5/30/2007	CS SEC (USA) LLC	B	38	16.87	USD	NASDAQ
5/30/2007	CS SEC (USA) LLC	S	59	16.61	USD	NASDAQ
5/30/2007	CS SEC (USA) LLC	B	1,415	16.86	USD	NASDAQ
5/30/2007	CS SEC (USA) LLC	S	18	16.59	USD	NASDAQ
5/30/2007	CS SEC (USA) LLC	B	161	16.94	USD	NASDAQ
5/30/2007	CS SEC (USA) LLC	B	100	16.87	USD	NASDAQ
5/30/2007	CS SEC (USA) LLC	S	4,180	16.90	USD	NASDAQ
5/30/2007	CS SEC (USA) LLC	B	500	16.89	USD	NASDAQ
5/30/2007	CS SEC (USA) LLC	S	65	16.84	USD	NASDAQ
5/30/2007	CS SEC (USA) LLC	B	332	16.90	USD	NASDAQ
5/31/2007	CS SEC (USA) LLC	S	16,048	16.74	USD	NASDAQ
5/31/2007	CS SEC (USA) LLC	B	2	16.71	USD	NASDAQ
5/31/2007	CS SEC (USA) LLC	B	1,365	16.69	USD	NASDAQ
5/31/2007	CS SEC (USA) LLC	S	4	16.76	USD	NASDAQ
5/31/2007	CS SEC (USA) LLC	S	34	16.69	USD	NASDAQ

5/31/2007	CS SEC (USA) LLC	B	400	16.70	USD	NASDAQ
5/31/2007	CS SEC (USA) LLC	B	200	16.70	USD	NASDAQ
5/31/2007	CS SEC (USA) LLC	S	100	16.71	USD	NASDAQ
5/31/2007	CS SEC (USA) LLC	S	100	16.75	USD	NASDAQ
5/31/2007	CS SEC (USA) LLC	B	200	16.63	USD	NASDAQ
5/31/2007	CS SEC (USA) LLC	S	4	16.76	USD	NASDAQ
5/31/2007	CS SEC (USA) LLC	S	34,500	16.76	USD	NASDAQ
5/31/2007	CS SEC (USA) LLC	S	107	16.76	USD	NASDAQ
5/31/2007	CS SEC (USA) LLC	B	100	16.76	USD	NASDAQ
5/31/2007	CS SEC (USA) LLC	B	335	16.68	USD	NASDAQ
5/31/2007	CS SEC (USA) LLC	S	73	16.66	USD	NASDAQ
6/1/2007	CS SEC (USA) LLC	S	34	16.79	USD	NASDAQ
6/1/2007	CS SEC (USA) LLC	B	100	16.79	USD	NASDAQ
6/1/2007	CS SEC (USA) LLC	B	914	16.74	USD	NASDAQ
6/1/2007	CS SEC (USA) LLC	B	2	16.86	USD	NASDAQ
6/1/2007	CS SEC (USA) LLC	B	5,600	16.77	USD	NASDAQ
6/1/2007	CS SEC (USA) LLC	B	86	16.72	USD	NASDAQ
6/1/2007	CS SEC (USA) LLC	B	1,000	16.79	USD	NASDAQ
6/1/2007	CS SEC (USA) LLC	S	100	16.76	USD	NASDAQ
6/1/2007	CS SEC (USA) LLC	B	400	16.82	USD	NASDAQ
6/1/2007	CS SEC (USA) LLC	B	23	16.81	USD	NASDAQ
6/1/2007	CS SEC (USA) LLC	B	1,400	16.82	USD	NASDAQ
6/4/2007	CS SEC (USA) LLC	S	136	16.63	USD	NASDAQ
6/4/2007	CS SEC (USA) LLC	B	100	16.58	USD	NASDAQ
6/4/2007	CS SEC (USA) LLC	S	100	16.66	USD	NASDAQ
6/4/2007	CS SEC (USA) LLC	B	15	16.90	USD	NASDAQ
6/4/2007	CS SEC (USA) LLC	B	7,950	16.73	USD	NASDAQ
6/4/2007	CS SEC (USA) LLC	S	191	16.65	USD	NASDAQ
6/4/2007	CS SEC (USA) LLC	B	400	16.68	USD	NASDAQ
6/4/2007	CS SEC (USA) LLC	B	700	16.73	USD	NASDAQ
6/4/2007	CS SEC (USA) LLC	S	2,280	16.72	USD	NASDAQ
6/4/2007	CS SEC (USA) LLC	S	1,107	16.68	USD	NASDAQ
6/4/2007	CS SEC (USA) LLC	B	2,000	16.68	USD	NASDAQ
6/5/2007	CS SEC (USA) LLC	B	8,487	16.61	USD	NASDAQ
6/5/2007	CS SEC (USA) LLC	B	31	16.77	USD	NASDAQ
6/5/2007	CS SEC (USA) LLC	S	424	16.62	USD	NASDAQ
6/5/2007	CS SEC (USA) LLC	B	725	16.64	USD	NASDAQ
6/5/2007	CS SEC (USA) LLC	S	152	16.69	USD	NASDAQ
6/5/2007	CS SEC (USA) LLC	B	500	16.69	USD	NASDAQ
6/5/2007	CS SEC (USA) LLC	B	2	16.60	USD	NASDAQ
6/5/2007	CS SEC (USA) LLC	B	1,256	16.68	USD	NASDAQ
6/5/2007	CS SEC (USA) LLC	S	1,110	16.70	USD	NASDAQ
6/5/2007	CS SEC (USA) LLC	B	150	16.63	USD	NASDAQ
6/6/2007	CS SEC (USA) LLC	S	12	16.61	USD	NASDAQ
6/6/2007	CS SEC (USA) LLC	S	351	16.55	USD	NASDAQ
6/6/2007	CS SEC (USA) LLC	S	100	16.45	USD	NASDAQ

6/6/2007	CS SEC (USA) LLC	S	432	16.47	USD	NASDAQ
6/6/2007	CS SEC (USA) LLC	S	1,140	16.52	USD	NASDAQ
6/6/2007	CS SEC (USA) LLC	S	4	16.66	USD	NASDAQ
6/6/2007	CS SEC (USA) LLC	B	538	16.66	USD	NASDAQ
6/7/2007	CS SEC (USA) LLC	S	113	16.25	USD	NASDAQ
6/7/2007	CS SEC (USA) LLC	B	19	15.83	USD	NASDAQ
6/7/2007	CS SEC (USA) LLC	S	18	16.57	USD	NASDAQ
6/7/2007	CS SEC (USA) LLC	S	46	16.19	USD	NASDAQ
6/7/2007	CS SEC (USA) LLC	S	4,560	15.92	USD	NASDAQ
6/7/2007	CS SEC (USA) LLC	S	16	15.89	USD	NASDAQ
6/7/2007	CS SEC (USA) LLC	S	507	16.16	USD	NASDAQ
6/8/2007	CS SEC (USA) LLC	B	1,726	15.97	USD	NASDAQ
6/8/2007	CS SEC (USA) LLC	S	7	15.92	USD	NASDAQ
6/8/2007	CS SEC (USA) LLC	B	53	15.77	USD	NASDAQ
6/8/2007	CS SEC (USA) LLC	B	100	15.97	USD	NASDAQ
6/8/2007	CS SEC (USA) LLC	B	900	16.17	USD	NASDAQ
6/8/2007	CS SEC (USA) LLC	S	19	15.90	USD	NASDAQ
6/11/2007	CS SEC (USA) LLC	B	74	16.50	USD	NASDAQ
6/11/2007	CS SEC (USA) LLC	B	6	16.50	USD	NASDAQ
6/11/2007	CS SEC (USA) LLC	S	38	16.46	USD	NASDAQ
6/11/2007	CS SEC (USA) LLC	B	288	16.37	USD	NASDAQ
6/11/2007	CS SEC (USA) LLC	S	879	16.42	USD	NASDAQ
6/11/2007	CS SEC (USA) LLC	S	10	16.37	USD	NASDAQ
6/12/2007	CS SEC (USA) LLC	B	2,000	16.31	USD	NASDAQ
6/12/2007	CS SEC (USA) LLC	S	58	16.32	USD	NASDAQ
6/12/2007	CS SEC (USA) LLC	S	114	16.26	USD	NASDAQ
6/12/2007	CS SEC (USA) LLC	B	1,061	16.27	USD	NASDAQ
6/12/2007	CS SEC (USA) LLC	S	1,520	16.36	USD	NASDAQ
6/12/2007	CS SEC (USA) LLC	S	1,225	16.29	USD	NASDAQ
6/12/2007	CS SEC (USA) LLC	B	18	16.29	USD	NASDAQ
6/12/2007	CS SEC (USA) LLC	B	1,100	16.26	USD	NASDAQ
6/12/2007	CS SEC (USA) LLC	B	100	16.25	USD	NASDAQ
6/13/2007	CS SEC (USA) LLC	B	39	16.48	USD	NASDAQ
6/13/2007	CS SEC (USA) LLC	B	4,344	17.08	USD	NASDAQ
6/13/2007	CS SEC (USA) LLC	B	169	17.05	USD	NASDAQ
6/13/2007	CS SEC (USA) LLC	S	16	16.28	USD	NASDAQ
6/13/2007	CS SEC (USA) LLC	S	15	16.27	USD	NASDAQ
6/13/2007	CS SEC (USA) LLC	B	600	17.45	USD	NASDAQ
6/13/2007	CS SEC (USA) LLC	S	1,520	17.60	USD	NASDAQ
6/13/2007	CS SEC (USA) LLC	B	80	17.54	USD	NASDAQ
6/13/2007	CS SEC (USA) LLC	S	15	17.55	USD	NASDAQ
6/13/2007	CS SEC (USA) LLC	B	1,800	17.44	USD	NASDAQ
6/13/2007	CS SEC (USA) LLC	S	56	17.05	USD	NASDAQ
6/13/2007	CS SEC (USA) LLC	B	1,156	17.29	USD	NASDAQ
6/13/2007	CS SEC (USA) LLC	B	125	17.19	USD	NASDAQ
6/13/2007	CS SEC (USA) LLC	S	8	17.00	USD	NASDAQ

6/14/2007	CS SEC (USA) LLC	B	19	17.86	USD	NASDAQ
6/14/2007	CS SEC (USA) LLC	B	1,119	17.92	USD	NASDAQ
6/14/2007	CS SEC (USA) LLC	S	19	17.98	USD	NASDAQ
6/14/2007	CS SEC (USA) LLC	B	1	17.95	USD	NASDAQ
6/14/2007	CS SEC (USA) LLC	B	100	17.42	USD	NASDAQ
6/14/2007	CS SEC (USA) LLC	B	100	17.85	USD	NASDAQ
6/14/2007	CS SEC (USA) LLC	S	14	17.25	USD	NASDAQ
6/14/2007	CS SEC (USA) LLC	S	19	18.00	USD	NASDAQ
6/14/2007	CS SEC (USA) LLC	B	2,681	17.75	USD	NASDAQ
6/15/2007	CS SEC (USA) LLC	B	14	17.11	USD	NASDAQ
6/15/2007	CS SEC (USA) LLC	B	4,110	17.19	USD	NASDAQ
6/15/2007	CS SEC (USA) LLC	B	416	17.50	USD	NASDAQ
6/15/2007	CS SEC (USA) LLC	B	24,031	17.50	USD	NASDAQ
6/15/2007	CS SEC (USA) LLC	B	100	17.12	USD	NASDAQ
6/15/2007	CS SEC (USA) LLC	B	2,290	17.29	USD	NASDAQ
6/15/2007	CS SEC (USA) LLC	S	19	17.32	USD	NASDAQ
6/15/2007	CS SEC (USA) LLC	S	8	17.27	USD	NASDAQ
6/18/2007	CS SEC (USA) LLC	B	8	17.05	USD	NASDAQ
6/18/2007	CS SEC (USA) LLC	B	1,100	17.14	USD	NASDAQ
6/18/2007	CS SEC (USA) LLC	B	200	17.17	USD	NASDAQ
6/18/2007	CS SEC (USA) LLC	S	144	17.26	USD	NASDAQ
6/18/2007	CS SEC (USA) LLC	S	312	17.39	USD	NASDAQ
6/18/2007	CS SEC (USA) LLC	B	114	17.46	USD	NASDAQ
6/18/2007	CS SEC (USA) LLC	B	700	17.16	USD	NASDAQ
6/19/2007	CS SEC (USA) LLC	B	100	17.63	USD	NASDAQ
6/19/2007	CS SEC (USA) LLC	S	66	17.26	USD	NASDAQ
6/19/2007	CS SEC (USA) LLC	S	33	17.23	USD	NASDAQ
6/19/2007	CS SEC (USA) LLC	B	2,200	17.69	USD	NASDAQ
6/19/2007	CS SEC (USA) LLC	B	78	17.63	USD	NASDAQ
6/19/2007	CS SEC (USA) LLC	B	700	17.59	USD	NASDAQ
6/19/2007	CS SEC (USA) LLC	B	351	17.58	USD	NASDAQ
6/19/2007	CS SEC (USA) LLC	B	1,900	17.65	USD	NASDAQ
6/19/2007	CS SEC (USA) LLC	S	15	17.29	USD	NASDAQ
6/20/2007	CS SEC (USA) LLC	B	2,792	17.69	USD	NASDAQ
6/20/2007	CS SEC (USA) LLC	S	291	17.64	USD	NASDAQ
6/20/2007	CS SEC (USA) LLC	S	73	17.64	USD	NASDAQ
6/20/2007	CS SEC (USA) LLC	B	100	17.67	USD	NASDAQ
6/20/2007	CS SEC (USA) LLC	B	59,736	17.55	USD	NASDAQ
6/20/2007	CS SEC (USA) LLC	B	100	17.65	USD	NASDAQ
6/20/2007	CS SEC (USA) LLC	S	347	17.64	USD	NASDAQ
6/20/2007	CS SEC (USA) LLC	B	2,508	17.66	USD	NASDAQ
6/20/2007	CS SEC (USA) LLC	S	1,698	17.64	USD	NASDAQ
6/21/2007	CS SEC (USA) LLC	B	84	17.55	USD	NASDAQ
6/21/2007	CS SEC (USA) LLC	B	91	17.41	USD	NASDAQ
6/21/2007	CS SEC (USA) LLC	B	5	17.12	USD	NASDAQ
6/21/2007	CS SEC (USA) LLC	S	20	17.12	USD	NASDAQ

6/21/2007	CS SEC (USA) LLC	S	891	17.12	USD	NASDAQ
6/21/2007	CS SEC (USA) LLC	B	1,300	17.09	USD	NASDAQ
6/21/2007	CS SEC (USA) LLC	B	100	17.05	USD	NASDAQ
6/21/2007	CS SEC (USA) LLC	B	400	17.08	USD	NASDAQ
6/21/2007	CS SEC (USA) LLC	B	500	17.14	USD	NASDAQ
6/21/2007	CS SEC (USA) LLC	S	249	17.10	USD	NASDAQ
6/21/2007	CS SEC (USA) LLC	S	7,100	17.23	USD	NASDAQ
6/21/2007	CS SEC (USA) LLC	S	58	17.24	USD	NASDAQ
6/21/2007	CS SEC (USA) LLC	B	1,400	17.09	USD	NASDAQ
6/22/2007	CS SEC (USA) LLC	B	22	16.98	USD	NASDAQ
6/22/2007	CS SEC (USA) LLC	S	538	17.00	USD	NASDAQ
6/22/2007	CS SEC (USA) LLC	S	1,204	17.00	USD	NASDAQ
6/22/2007	CS SEC (USA) LLC	S	44,764	16.91	USD	NASDAQ
6/22/2007	CS SEC (USA) LLC	S	303	16.92	USD	NASDAQ
6/22/2007	CS SEC (USA) LLC	B	59,000	16.92	USD	NASDAQ
6/22/2007	CS SEC (USA) LLC	S	371	17.04	USD	NASDAQ
6/22/2007	CS SEC (USA) LLC	S	41	17.00	USD	NASDAQ
6/22/2007	CS SEC (USA) LLC	S	34	17.02	USD	NASDAQ
6/25/2007	CS SEC (USA) LLC	S	14	16.65	USD	NASDAQ
6/25/2007	CS SEC (USA) LLC	S	8,811	16.61	USD	NASDAQ
6/25/2007	CS SEC (USA) LLC	S	68	16.51	USD	NASDAQ
6/25/2007	CS SEC (USA) LLC	S	134,400	16.58	USD	NASDAQ
6/25/2007	CS SEC (USA) LLC	S	1,269	16.56	USD	NASDAQ
6/25/2007	CS SEC (USA) LLC	S	756	16.58	USD	NASDAQ
6/25/2007	CS SEC (USA) LLC	S	645	16.57	USD	NASDAQ
6/25/2007	CS SEC (USA) LLC	B	432	16.63	USD	NASDAQ
6/26/2007	CS SEC (USA) LLC	S	610	16.89	USD	NASDAQ
6/26/2007	CS SEC (USA) LLC	B	186	16.89	USD	NASDAQ
6/26/2007	CS SEC (USA) LLC	S	671	16.89	USD	NASDAQ
6/26/2007	CS SEC (USA) LLC	S	388	17.03	USD	NASDAQ
6/26/2007	CS SEC (USA) LLC	S	100	17.01	USD	NASDAQ
6/26/2007	CS SEC (USA) LLC	S	1,763	16.89	USD	NASDAQ
6/27/2007	CS SEC (USA) LLC	S	1,177	16.56	USD	NASDAQ
6/27/2007	CS SEC (USA) LLC	S	80	16.64	USD	NASDAQ
6/27/2007	CS SEC (USA) LLC	B	94	16.91	USD	NASDAQ
6/27/2007	CS SEC (USA) LLC	B	1,804	17.12	USD	NASDAQ
6/27/2007	CS SEC (USA) LLC	B	88	16.98	USD	NASDAQ
6/27/2007	CS SEC (USA) LLC	S	56,000	17.29	USD	NASDAQ
6/27/2007	CS SEC (USA) LLC	B	1,741	17.27	USD	NASDAQ
6/27/2007	CS SEC (USA) LLC	S	490	16.58	USD	NASDAQ
6/27/2007	CS SEC (USA) LLC	B	1,211	17.17	USD	NASDAQ
6/28/2007	CS SEC (USA) LLC	B	408	17.31	USD	NASDAQ
6/28/2007	CS SEC (USA) LLC	B	80	17.32	USD	NASDAQ
6/28/2007	CS SEC (USA) LLC	S	4,600	17.39	USD	NASDAQ
6/28/2007	CS SEC (USA) LLC	S	1,600	17.46	USD	NASDAQ
6/28/2007	CS SEC (USA) LLC	S	900	17.35	USD	NASDAQ

6/28/2007	CS SEC (USA) LLC	S	21,282	17.37	USD	NASDAQ
6/28/2007	CS SEC (USA) LLC	S	41	17.38	USD	NASDAQ
6/28/2007	CS SEC (USA) LLC	B	100	17.38	USD	NASDAQ
6/28/2007	CS SEC (USA) LLC	S	1,100	17.36	USD	NASDAQ
6/28/2007	CS SEC (USA) LLC	S	1,016	17.41	USD	NASDAQ
6/28/2007	CS SEC (USA) LLC	S	2,500	17.39	USD	NASDAQ
6/28/2007	CS SEC (USA) LLC	B	500	17.41	USD	NASDAQ
6/28/2007	CS SEC (USA) LLC	S	15,400	17.42	USD	NASDAQ
6/28/2007	CS SEC (USA) LLC	S	377	17.38	USD	NASDAQ
6/28/2007	CS SEC (USA) LLC	S	102	17.38	USD	NASDAQ
6/28/2007	CS SEC (USA) LLC	S	547	17.40	USD	NASDAQ
6/28/2007	CS SEC (USA) LLC	S	13,873	17.34	USD	NASDAQ
6/28/2007	CS SEC (USA) LLC	B	311	17.40	USD	NASDAQ
6/29/2007	CS SEC (USA) LLC	B	100	17.25	USD	NASDAQ
6/29/2007	CS SEC (USA) LLC	B	200	17.52	USD	NASDAQ
6/29/2007	CS SEC (USA) LLC	S	20	17.52	USD	NASDAQ
6/29/2007	CS SEC (USA) LLC	S	775	17.31	USD	NASDAQ
6/29/2007	CS SEC (USA) LLC	S	642	17.31	USD	NASDAQ
6/29/2007	CS SEC (USA) LLC	B	1,780	17.27	USD	NASDAQ
6/29/2007	CS SEC (USA) LLC	S	1,717	17.29	USD	NASDAQ
6/29/2007	CS SEC (USA) LLC	S	100	17.30	USD	NASDAQ
6/29/2007	CS SEC (USA) LLC	S	447	17.28	USD	NASDAQ
6/29/2007	CS SEC (USA) LLC	B	266	17.20	USD	NASDAQ
6/29/2007	CS SEC (USA) LLC	S	166	17.39	USD	NASDAQ
6/29/2007	CS SEC (USA) LLC	B	413	17.41	USD	NASDAQ
6/29/2007	CS SEC (USA) LLC	B	479	17.46	USD	NASDAQ
6/29/2007	CS SEC (USA) LLC	S	1,971	17.30	USD	NASDAQ
6/29/2007	CS SEC (USA) LLC	B	228	17.46	USD	NASDAQ
7/2/2007	CS SEC (USA) LLC	B	100	17.45	USD	NASDAQ
7/2/2007	CS SEC (USA) LLC	S	20	16.98	USD	NASDAQ
7/2/2007	CS SEC (USA) LLC	S	8,880	17.54	USD	NASDAQ
7/2/2007	CS SEC (USA) LLC	B	170	17.03	USD	NASDAQ
7/2/2007	CS SEC (USA) LLC	S	8	16.98	USD	NASDAQ
7/2/2007	CS SEC (USA) LLC	S	181	16.90	USD	NASDAQ
7/2/2007	CS SEC (USA) LLC	B	128	17.00	USD	NASDAQ
7/2/2007	CS SEC (USA) LLC	S	13	17.54	USD	NASDAQ
7/3/2007	CS SEC (USA) LLC	B	572	17.91	USD	NASDAQ
7/3/2007	CS SEC (USA) LLC	S	1,779	17.94	USD	NASDAQ
7/3/2007	CS SEC (USA) LLC	B	48	18.02	USD	NASDAQ
7/3/2007	CS SEC (USA) LLC	S	102	17.90	USD	NASDAQ
7/5/2007	CS SEC (USA) LLC	B	61	17.52	USD	NASDAQ
7/5/2007	CS SEC (USA) LLC	S	47	17.66	USD	NASDAQ
7/5/2007	CS SEC (USA) LLC	B	267	17.81	USD	NASDAQ
7/5/2007	CS SEC (USA) LLC	S	1,925	17.65	USD	NASDAQ
7/5/2007	CS SEC (USA) LLC	B	418	17.82	USD	NASDAQ
7/6/2007	CS SEC (USA) LLC	S	12	17.53	USD	NASDAQ

7/6/2007	CS SEC (USA) LLC	B	28	17.95	USD	NASDAQ
7/6/2007	CS SEC (USA) LLC	S	153	17.78	USD	NASDAQ
7/9/2007	CS SEC (USA) LLC	S	44	18.17	USD	NASDAQ
7/9/2007	CS SEC (USA) LLC	S	1	18.45	USD	NASDAQ
7/9/2007	CS SEC (USA) LLC	S	347	18.06	USD	NASDAQ
7/9/2007	CS SEC (USA) LLC	B	123	18.14	USD	NASDAQ
7/9/2007	CS SEC (USA) LLC	B	1	18.16	USD	NASDAQ
7/9/2007	CS SEC (USA) LLC	S	4,440	18.06	USD	NASDAQ
7/9/2007	CS SEC (USA) LLC	B	66	18.17	USD	NASDAQ
7/9/2007	CS SEC (USA) LLC	S	1,556	18.05	USD	NASDAQ
7/9/2007	CS SEC (USA) LLC	S	4	18.04	USD	NASDAQ
7/10/2007	CS SEC (USA) LLC	S	24	17.85	USD	NASDAQ
7/10/2007	CS SEC (USA) LLC	S	1,093	17.94	USD	NASDAQ
7/10/2007	CS SEC (USA) LLC	B	4,995	17.69	USD	NASDAQ
7/10/2007	CS SEC (USA) LLC	S	2	17.84	USD	NASDAQ
7/10/2007	CS SEC (USA) LLC	S	12,432	17.81	USD	NASDAQ
7/11/2007	CS SEC (USA) LLC	S	37	17.29	USD	NASDAQ
7/11/2007	CS SEC (USA) LLC	S	584	17.45	USD	NASDAQ
7/11/2007	CS SEC (USA) LLC	S	500	17.61	USD	NASDAQ
7/11/2007	CS SEC (USA) LLC	S	204	17.56	USD	NASDAQ
7/11/2007	CS SEC (USA) LLC	S	687	17.37	USD	NASDAQ
7/11/2007	CS SEC (USA) LLC	S	400	17.54	USD	NASDAQ
7/11/2007	CS SEC (USA) LLC	S	100	17.48	USD	NASDAQ
7/11/2007	CS SEC (USA) LLC	B	29	17.78	USD	NASDAQ
7/11/2007	CS SEC (USA) LLC	S	1,597	17.78	USD	NASDAQ
7/11/2007	CS SEC (USA) LLC	S	100	17.58	USD	NASDAQ
7/11/2007	CS SEC (USA) LLC	B	156	17.70	USD	NASDAQ
7/11/2007	CS SEC (USA) LLC	S	613	17.37	USD	NASDAQ
7/12/2007	CS SEC (USA) LLC	B	100	18.10	USD	NASDAQ
7/12/2007	CS SEC (USA) LLC	B	77	17.91	USD	NASDAQ
7/12/2007	CS SEC (USA) LLC	B	277	17.95	USD	NASDAQ
7/12/2007	CS SEC (USA) LLC	B	180	18.10	USD	NASDAQ
7/12/2007	CS SEC (USA) LLC	B	1,500	18.09	USD	NASDAQ
7/12/2007	CS SEC (USA) LLC	S	102	17.89	USD	NASDAQ
7/12/2007	CS SEC (USA) LLC	S	154	17.90	USD	NASDAQ
7/12/2007	CS SEC (USA) LLC	B	100	18.05	USD	NASDAQ
7/12/2007	CS SEC (USA) LLC	B	453	18.30	USD	NASDAQ
7/12/2007	CS SEC (USA) LLC	S	2	18.11	USD	NASDAQ
7/12/2007	CS SEC (USA) LLC	B	200	18.13	USD	NASDAQ
7/12/2007	CS SEC (USA) LLC	B	2,183	18.04	USD	NASDAQ
7/12/2007	CS SEC (USA) LLC	B	405	18.06	USD	NASDAQ
7/12/2007	CS SEC (USA) LLC	B	404	18.12	USD	NASDAQ
7/12/2007	CS SEC (USA) LLC	B	3,842	18.25	USD	NASDAQ
7/12/2007	CS SEC (USA) LLC	B	2	18.22	USD	NASDAQ
7/13/2007	CS SEC (USA) LLC	B	1	18.15	USD	NASDAQ
7/13/2007	CS SEC (USA) LLC	S	289	17.95	USD	NASDAQ

7/13/2007	CS SEC (USA) LLC	S	50	18.01	USD	NASDAQ
7/13/2007	CS SEC (USA) LLC	B	4,320	17.92	USD	NASDAQ
7/13/2007	CS SEC (USA) LLC	S	300	17.91	USD	NASDAQ
7/13/2007	CS SEC (USA) LLC	S	106	17.92	USD	NASDAQ
7/16/2007	CS SEC (USA) LLC	S	2,614	17.76	USD	NASDAQ
7/16/2007	CS SEC (USA) LLC	S	302	17.74	USD	NASDAQ
7/16/2007	CS SEC (USA) LLC	S	222	17.72	USD	NASDAQ
7/16/2007	CS SEC (USA) LLC	S	20	17.63	USD	NASDAQ
7/16/2007	CS SEC (USA) LLC	B	491	17.63	USD	NASDAQ
7/16/2007	CS SEC (USA) LLC	S	1,758	17.65	USD	NASDAQ
7/16/2007	CS SEC (USA) LLC	S	576	17.71	USD	NASDAQ
7/17/2007	CS SEC (USA) LLC	S	229	17.61	USD	NASDAQ
7/17/2007	CS SEC (USA) LLC	B	1	17.89	USD	NASDAQ
7/17/2007	CS SEC (USA) LLC	B	72	17.80	USD	NASDAQ
7/17/2007	CS SEC (USA) LLC	B	20	17.61	USD	NASDAQ
7/17/2007	CS SEC (USA) LLC	S	49	17.61	USD	NASDAQ
7/17/2007	CS SEC (USA) LLC	B	26	17.90	USD	NASDAQ
7/17/2007	CS SEC (USA) LLC	B	4,320	17.61	USD	NASDAQ
7/17/2007	CS SEC (USA) LLC	S	1,375	17.60	USD	NASDAQ
7/18/2007	CS SEC (USA) LLC	B	24	17.65	USD	NASDAQ
7/18/2007	CS SEC (USA) LLC	S	1,588	17.47	USD	NASDAQ
7/18/2007	CS SEC (USA) LLC	B	15	17.45	USD	NASDAQ
7/18/2007	CS SEC (USA) LLC	S	47	17.39	USD	NASDAQ
7/18/2007	CS SEC (USA) LLC	S	5	17.35	USD	NASDAQ
7/18/2007	CS SEC (USA) LLC	S	1	17.25	USD	NASDAQ
7/18/2007	CS SEC (USA) LLC	S	481	17.62	USD	NASDAQ
7/18/2007	CS SEC (USA) LLC	B	5	17.51	USD	NASDAQ
7/18/2007	CS SEC (USA) LLC	S	592	17.61	USD	NASDAQ
7/18/2007	CS SEC (USA) LLC	S	175	17.61	USD	NASDAQ
7/19/2007	CS SEC (USA) LLC	B	1	18.27	USD	NASDAQ
7/19/2007	CS SEC (USA) LLC	B	7	18.31	USD	NASDAQ
7/19/2007	CS SEC (USA) LLC	S	150	18.32	USD	NASDAQ
7/20/2007	CS SEC (USA) LLC	S	8,554	18.61	USD	NASDAQ
7/20/2007	CS SEC (USA) LLC	B	26,462	18.75	USD	NASDAQ
7/20/2007	CS SEC (USA) LLC	S	838	18.63	USD	NASDAQ
7/20/2007	CS SEC (USA) LLC	S	15,120	18.66	USD	NASDAQ
7/20/2007	CS SEC (USA) LLC	S	30,240	18.66	USD	NASDAQ
7/20/2007	CS SEC (USA) LLC	S	2,980	18.65	USD	NASDAQ
7/20/2007	CS SEC (USA) LLC	S	206	18.61	USD	NASDAQ